DECHERT LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

February 25, 2014

VIA EDGAR CORRESPONDENCE

Asen S. Parachkevov, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:   Brown Advisory Funds –
 Registration Statement on Form N-1A
 File Nos. 333-181202 and 811-22708

Dear Mr. Parachkevov:

On behalf of Brown Advisory Funds (the “Trust”), which filed Post-Effective Amendment No. 16 to its registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) on December 13, 2013 for the purpose of adding the Brown Advisory-WMC Japan Alpha Opportunities Fund (the “Fund”) as a new investment series of the Trust, I wish to respond to the comments on the Registration Statement that you recently provided to Stephen Cohen and me by telephone.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.  Prospectus – Page 1 – Fees and Expenses

Comment:  In the notes to the Fee Table, please include a statement to the effect that “Acquired Fund Fees and Expenses” are estimated based on the current fiscal year.

Response:  The requested disclosure has been added.

2.  Prospectus – Page 2 - Principal Investment Strategies

Comment:  In the second paragraph, please disclose the applicable threshold that the Fund will use in determining whether the location of a company’s assets qualifies that company to be deemed to be exercising the predominant part of its economic activity in Japan.

Response:  The requested disclosure has been added.

3.  Prospectus – Page 4 – Principal Investment Risks

Comment:  Please confirm that the Fund’s Principal Investment Strategies subject the Fund to “Smaller and Medium Capitalization Company Risk” and “Credit Risk.”

Response:   The Fund confirms that it is principally subject to smaller and medium capitalization company risk, because the Fund may purchase equity securities of companies of any size capitalization.  The Fund has determined that it is not principally subject to “Credit Risk” and, therefore, the Fund has removed this risk from its Principal Investment Risks disclosure.

4.  Prospectus – Page 6 – Principal Investment Strategies – The Sub-Adviser’s Investment Process

Comment:  Please provide additional information describing the strategies that are employed within the various sleeves that are utilized by the Fund.

Response:  The requested disclosure has been added.

5.  Prospectus – Page 8 – Table of Investment Terms

Comment:  Please confirm that the disclosure regarding the Fund’s use of derivatives is consistent with the disclosure provided in other sections of the prospectus, including the Principal Investment Strategies section.  Please consider incorporating the entire definition of “derivative” from this section into the Fund’s Principal Investment Strategies.

Response:  The Fund has reviewed the disclosures and confirms that the description of the Fund’s uses of derivatives is consistent throughout the prospectus, providing for the use of derivatives for purposes of both taking a position in an underlying asset and hedging to reduce risk.  The Fund has reviewed this disclosure and determined that the disclosure is appropriate and that no additional disclosure in the Principal Investment Strategies section is necessary at this time.

6.  Prospectus – Page 9  – Principal Risks

Comment:  Please add “Valuation Risk” to the Principal Risks table because this risk is included in response to Item 4 of Form N-1A.

Response:  The requested disclosure has been added.

7.  Prospectus – Page 11 – Principal Risks

Comment:  Please consider adding additional risk disclosure regarding the investment risks related to investments in ETFs.

Response: The requested disclosure has been added.

8.  Prospectus – Page 16 – Fund Expenses

Comment:  Please confirm that the reference to “front-end or contingent deferred sales loads” is appropriate for purposes of describing the Adviser’s contractual agreement to waive its fees and/or reimburse certain expenses incurred by the Fund.

Response:  The Fund confirms that the current disclosure is correct.  The Expense Limitation Agreement excludes front-end and contingent deferred sales loads incurred by the Fund.

9.  Prospectus – Page 17 – Fund Expenses

Comment:  In the last sentence, please confirm whether the word “Adviser” should be changed to “Fund.”

Response:  The Fund confirms that the current disclosure is correct.  The Expense Limitation Agreement is applicable to amounts waived or reimbursed by the Adviser on behalf of the Fund and thus measures the period from the Adviser incurred the expense on behalf of the Fund.

10.  Prospectus – Page 34 – Customer Identification Program

Comment:  Please consider adding disclosure indicating that the Trust has appointed an AML Compliance Officer to oversee the operation of and compliance with the Trust’s AML Program.

Response:  The requested disclosure has been added.

11.  Part B – Statement of Additional Information – Page 1 – The Trust

Comment:  Please add additional information that is responsive to Item 22 of Form N-1A regarding the Trust’s capital stock.

Response:  The requested disclosure has been added.

12.  Part B – Statement of Additional Information – Page 7 – Investment Policies and Risks

Comment:  Under the sub-section “Options and Futures,” please consider including disclosure relating to currency forwards.

Response:  The Fund notes that it separately discloses information about currency transactions, including currency forwards, in the sub-section entitled “Foreign Currencies Transactions.”

13.  Part B – Statement of Additional Information – Page 8 – Investment Policies and Risks

Comment: Please confirm how the Fund covers options and futures contracts.

Response:  As noted on page 8 of the SAI, the Fund “will comply with SEC guidelines with respect to coverage of these strategies and, if the guidelines require, will maintain either: (1) an offsetting (“covered”) position in the underlying security or an offsetting option or futures contract; or (2) cash, receivables and/or liquid debt securities with a value sufficient at all times to cover its potential obligations.”

14.  Part B – Statement of Additional Information – Page 8 – Investment Policies and Risks

Comment: Please disclose whether the Fund will rely on any exemptions under the Commodity Exchange Act.

Response:  The Fund has revised the SAI to note that “[t]o the extent the Fund uses futures and/or options on futures, it would do so in accordance with Rule 4.5 under the Commodity Exchange Act (“CEA”).”

15.  Part B – Statement of Additional Information – Page 14 – Investment Policies and Risks

Comment:  Please consider including additional disclosure on the recent proposals to wind down Fannie Mae and Freddie Mac and the risks associated with these proposals.

Response:  The requested disclosure has been added.

16.  Part B – Statement of Additional Information – Page 17 – Investment Policies and Risks

Comment:  Under the sub-section entitled “Borrowing” on page 17 of the SAI, please confirm that the Fund does not intend to borrow beyond 5%.

Response:  As noted under the “General” sub-section, the Fund does not intend to use leverage in excess of 5% of total assets.

17.  Part B – Statement of Additional Information – Page 17 – Investment Policies and Risks

Comment:  In the sub-section entitled “Borrowing,” please include a statement that reverse repurchase agreements are subject to the 33 1/3% percent limitation on borrowing.

Response:  The requested disclosure has been added.

18.  Part B – Statement of Additional Information – Page 17 – Investment Policies and Risks

Comment:  In the sub-section entitled “Borrowing,” please consider clarifying the collateral requirements.

Response:  The requested disclosure has been added.

19.  Part B – Statement of Additional Information – Page 17 – Investment Policies and Risks

Comment:  In the sub-section entitled “Securities Lending,” please consider disclosing the risk of investing cash collateral.

Response:  The Fund notes that the risks of investing cash collateral are disclosed in the second paragraph of the sub-section entitled “Securities Lending.”

20.  Part B – Statement of Additional Information – Page 18 – Investment Policies and Risks

Comment:   Please clarify the disclosure under the sub-section entitled “Reverse Repurchase Agreements.”

Response:  The requested disclosure has been added.

21.  Part B – Statement of Additional Information – Page 19 – Investment Policies and Risks

Comment:  In the third sentence of the first paragraph under the sub-section “Repurchase Agreements,” please consider removing the reference to “U.S. government.”

Response:  The requested change has been made.

22.  Part B – Statement of Additional Information – Page 25 – Additional Information Concerning the Board of Trustees

Comment:  Please consider adding at the end of the second paragraph additional detail on the Board leadership structure.

Response:  The requested disclosure has been added.

23.  Part B – Statement of Additional Information – Page 27 – Additional Information Concerning the Board of Trustees

Comment:  In the third paragraph under the section titled “Trust Committees,” please include additional details and information on the Nominating and Governance Committee’s procedures for considering and nominating candidates selected by the Fund’s shareholders.

Response:  The requested disclosure has been added.

24.  Part B – Statement of Additional Information – Page 27 – Additional Information Concerning the Board of Trustees

Comment:  At the end of the first paragraph in the section entitled “Trustee Ownership of Fund Shares and Other Interests,” please include additional detail on the aggregate ownership of the Brown Advisory Funds by the Trustees.

Response:  The requested disclosure has been added.

25.  Part B – Statement of Additional Information – Page 28 – Investment Adviser

Comment:  In the section titled “Services of Adviser,” please describe in greater detail the services provided by the Adviser.

Response:  The requested disclosure has been added.

26.  Part B – Statement of Additional Information – Page 30 – Investment Sub-Adviser

Comment:  Please remove the reference to “performance fees” in the first paragraph on page 30 because the portfolio managers do not currently manage assets that are subject to performance fees.

Response:  The requested change has been made.

27.  Part B – Statement of Additional Information – Page 30 – Investment Sub-Adviser

Comment:  Please confirm that the Board has reviewed the Sub-Adviser’s policies and procedures that address the conflicts associated with managing multiple accounts for multiple clients.

Response:  We confirm that the Board has reviewed the Sub-Adviser’s policies and procedures that address the conflicts associated with managing multiple accounts for multiple clients and the Board has received a report from the Trust’s Chief Compliance Officer regarding these matters.

28.  Part B – Statement of Additional Information – Page 30 – Investment Sub-Adviser

Comment:  In the section titled “Information Concerning Compensation of Portfolio Managers,” please consider providing additional details about the “other factors” that the Sub-Adviser’s senior management personnel consider in determining appropriate compensation for its employees.

Response:  We believe that the current disclosure is appropriately responsive to Item 20(b) of Form N-1A, and, therefore, no change is made in response to this comment.

*           *           *           *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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